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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DARWOOD ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 US HIGHWAY 206
(No. and Street)

HILLSBOROUGH (City) NJ (State) 08844 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIUS RENDINARO 908-874-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

110 WALL ST. 11TH FLOOR (Address) NEW YORK (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JULIUS RENDINARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. BACKES
NOTARY PUBLIC, State of New York
No. 43 0125035
Qualified in Richmond County
Commission Expires on March 30, 2011

Signature

President

Title

Notary Public 2/24/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARWOOD ASSOCIATES INC.
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

Contents

Auditors' report 1

Financial statements

Statement of financial condition 2
Statement of operations 3
Statement of changes in stockholders' equity 4
Statement of cash flows 5
Notes to financial statements 6-7

Supplementary information

Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission 8
Computation for determination of reserve requirements for Broker/Dealer under rule 15c3-3 of the Securities and Exchange Commission 9
Information relating to possession or control requirements under rule 15c3-3 10
Independent auditors' report on internal control 11-12
Supplemental SIPC report 13-16


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Auditors' report

Darwood Associates Inc.
Hillsborough, New Jersey

We have audited the accompanying statement of financial condition of Darwood Associates Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 19, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

DARWOOD ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets		
Cash	$	8,888
Commission receivable		27,442
Investments		12,153
Clearing deposit		35,000
Security deposits and other assets		6,471
Total assets	**$**	**89,954**

Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	19,524
Total liabilities		**19,524**
Stockholders' equity		
Common stock		50,000
Retained earnings		20,430
Total stockholders' equity		**70,430**
Total liabilities and stockholders' equity	**$**	**89,954**

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue	
Commissions	$ 525,153
Total revenue	**525,153**
Operating expenses	
Salaries and wage related expenses	279,144
Commission	18,600
Professional fees	6,000
Travel	15,113
Rent	24,551
Insurance	30,625
Telephone	21,997
Office expenses	65,115
Regulatory fees	12,364
Meals and entertainment	34,576
Automobile expenses	2,781
Charitable contributions	600
Dues and subscriptions	2,739
Miscellaneous expenses	5,889
Total operating expenses	**520,094**
Income from operations before other income (expense)	**5,059**
Other income (expense)	
Unrealized loss on investment	(2,344)
Total other income (expense)	**(2,344)**
Income from operations before provision for income taxes	**2,715**
Provision for income taxes	
Federal and state income expense	(4,392)
Total provision for income taxes	**(4,392)**
Net loss	**$ (1,677)**

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2008

		Common stock		*Retained Earnings*		*Total stockholder's equity*
Balance, beginning	$	50,000	$	22,107	$	72,107
Net loss				(1,677)		(1,677)
Balance, ending	**$**	**50,000**	**$**	**20,430**	**$**	**70,430**

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities		
Net loss	$	(1,677)
Adjustments to reconcile net loss to net cash used in operating activities		
Unrealized loss on investments		2,344
Changes in operating assets and liabilities		
Increase in commission receivable		(11,322)
Increase in security deposit and other assets		(4,228)
Decrease in accounts payable and accrued expenses		(507)
Net cash used in operating activities		**(15,390)**
Decrease in cash and cash and cash equivalents		**(15,390)**
Cash and cash equivalents, beginning of year		24,278
Cash and cash equivalents, end of year	**$**	**8,888**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	8,913
Interest expense		0

See auditors' report and the accompanying notes to the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture, fixtures and equipment	5-7 years

Income taxes

The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Investments

Trading and investments are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of investments and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 2 – CLEARING DEPOSIT

As of December 31, 2009, the Company has a $35,000 deposit with RBC Capital Markets pursuant to the Fully Disclosed Clearing Agreement.

NOTE 3 – OPERATING LEASE

The Company leases its facilities in New Jersey under a lease agreements expiring June 30, 2011. In addition, the Company leases space in New York, on renewable one-year terms. Future minimum lease payments are as follows:

December 31, 2010	$ 17,100
December 31, 2011	8,700

NOTE 4 – INVESTMENTS

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market, Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. As of December 31, 2009, all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value.

NOTE 5 – INCOME TAXES

No deferred tax asset or liability exists as the only differences between the Company's book and tax income are permanent in character with the exception of $1,537 capital loss carryforward. Since the utilization of that carryforward is contingent upon the realization of capital gains which may or may not materialize, no deferred tax asset has been created.

DARWOOD ASSOCIATES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital		
Total equity capital	$	70,430
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		6,471
Net capital before haircuts and undue concentration on securities positions		**63,959**
Haircuts and undue concentration on securities positions		2,662
	$	**61,297**
Aggregate indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses	$	19,524
Less: short positions payable		(0)
	$	**19,524**
Ratio: aggregate indebtedness to net capital		.32 to 1
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	1,302
Excess net capital at 1000%	$	54,345

Reconciliation of December 31, 2009 audited computation of net capital and Company's unaudited December 31, 2009 Part IIA filing.

Unaudited December 31, 2009 net capital per December 31, 2009 Part IIA filing	$	62,903
Audit adjustments		1,056
Net capital	**$**	**63,959**

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See auditors' report and the accompanying notes to the financial statements.


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Director of
Darwood Associates Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Darwood Associates Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 19, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

DARWOOD ASSOCIATES INC.
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2009


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental SIPC Report

To the Director
Darwood Associates Inc.
Hillsborough, NJ

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Darwood Associates Inc. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to herein. In connection with the procedures referred to herein, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to herein and does not extend to any financial statements of Darwood Associates Inc. taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

February 19, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

DARWOOD ASSOCIATES INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 927
Less Payments Made:		
Date Paid	Amount	
12/31/08	$ 150.00	
7/24/09	$ 173.36	
		323
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 604
Payment made with Form SIPC 7T		$ 604

See auditors' report and the accompanying notes to the financial statements.

DARWOOD ASSOCIATES INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Total revenue	$ 404,135
Additions:	
Various (list)	
Total additions	$ --
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	31,118
Net gain from securities in investment accounts	651
Other	1,395
Total deductions	$ 33,164
SIPC NET OPERATING REVENUES	$ 370,971
GENERAL ASSESSMENT @ .0025	$ 927

See auditors' report and the accompanying notes to the financial statements.